FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                               09 February 2007


                               File no. 0-17630


                               CRH - Acquisition

                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Acquisition


                           N E W S    R E L E A S E

                                                               February 9th 2007


                 CRH COMPLETES PURCHASE OF CHINESE CEMENT PLANT


CRH plc is pleased to announce that, having received the necessary government approval, it has completed the purchase of a cement plant in Heilongjiang province, northeast China.


As previously announced the plant, which will operate as Harbin Sanling Cement Company ("Harbin Sanling"), is located in Xiaoling Township, approximately 45 km southeast of Heilongjiang's largest city, Harbin (population: 9 million). Harbin Sanling is a modern plant with two clinker production lines and total cement capacity of 650,000 tonnes per annum.


In a comment, Liam O'Mahony, CRH Chief Executive said: "We are delighted to have concluded our first acquisition in China, which provides the opportunity for CRH to participate in the large and growing Chinese building materials market".

______________________________________________________________________________

Contact:  +353 1 4041000


Liam O'Mahony, Chief Executive
Myles Lee, Finance Director
Eimear O'Flynn, Head of Investor Relations
Maeve Carton, Group Controller



CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000
                               FAX +353.1.4041007

   E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                           Square, Dublin 2, Ireland


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  09 February, 2007



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director